May 8, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Dorrie Yale

Re:	ARCA biopharma, Inc.
Registration Statement on Form S-3
File No. 333-217459

Acceleration Request

Requested Date:	Wednesday, May 10, 2017
Requested Time:	4:00 P.M. Eastern Daylight Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-217459) (the “Registration Statement”) to become effective on May 10, 2017, at 4:00 p.m., Eastern Daylight Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the staff (the “Staff”).

Once the Registration Statement has been declared effective, please orally confirm that event with Brent Fassett of Cooley LLP, counsel to the Registrant, at (720) 566-4025, or in his absence, Nathan Jeffries at (720) 566-4104.

[Signature page follows]

Very truly yours,

ARCA BIOPHARMA, INC.

By:	/s/ Brian L. Selby
Brian L. Selby
Vice President, Finance

cc:	Brent Fassett, Cooley LLP